UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

(Amendment No. )*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO 13d-2 (b)

InMode Ltd.
(Name of Issuer)

Ordinary shares, par value NIS 0.01 per share
(Title of Class of Securities)

M5425M 103
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M5425M 103	13 G	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS
Israel Healthcare Ventures 2 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Island of Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
4,667,754
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
4,667,754

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,667,754
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.6% **
12	TYPE OF REPORTING PERSON*
PN

*See Item 4.

**Based on 31,973,572 ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) of the issuer outstanding as of September 12, 2019, based on information set forth in the Form S-8 filed by the issuer on September 20, 2019.

CUSIP NO. M5425M 103	13 G	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS
IHCV2 General Partner Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Island of Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
4,667,754
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
4,667,754

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,667,754
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.6% **
12	TYPE OF REPORTING PERSON*
PN

*See Item 4.

** Based on 31,973,572 ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) of the issuer outstanding as of September 12, 2019, based on information set forth in the Form S-8 filed by the issuer on September 20, 2019.

CUSIP NO. M5425M 103	13 G	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS
Fort Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Island of Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
4,667,754
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
4,667,754

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,667,754
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.6% **
12	TYPE OF REPORTING PERSON*
PN

*See Item 4.

** Based on 31,973,572 ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) of the issuer outstanding as of September 12, 2019, based on information set forth in the Form S-8 filed by the issuer on September 20, 2019.

CUSIP NO. M5425M 103	13 G	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS
Elton Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Island of Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
4,667,754
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
4,667,754

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,667,754
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.6% **
12	TYPE OF REPORTING PERSON*
PN

*See Item 4.

** Based on 31,973,572 ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) of the issuer outstanding as of September 12, 2019, based on information set forth in the Form S-8 filed by the issuer on September 20, 2019.

CUSIP NO. M5425M 103	13 G	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS
Fort Management Services Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Island of Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
4,667,754
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
4,667,754

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,667,754
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.6% **
12	TYPE OF REPORTING PERSON*
PN

*See Item 4.

** Based on 31,973,572 ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) of the issuer outstanding as of September 12, 2019, based on information set forth in the Form S-8 filed by the issuer on September 20, 2019.

CUSIP NO. M5425M 103	13 G	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS
Jos Ensink
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Island of Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
4,667,754
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
4,667,754

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,667,754
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.6% **
12	TYPE OF REPORTING PERSON*
PN

*See Item 4.

** Based on 31,973,572 ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) of the issuer outstanding as of September 12, 2019, based on information set forth in the Form S-8 filed by the issuer on September 20, 2019.

Item 1

(a)	Name of Issuer:

InMode Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

Tavor Building, Sha’ar Yokneam

P.O. Box 533

Yokneam 2069200, Israel

Item 2

(a) - (c) This Schedule 13G is being filed jointly by Israel HealthCare Ventures 2 L.P., a limited partnership registered under the laws of the Island of Guernsey (“IHCV 2”), IHCV2 General Partner Limited, a company incorporated under the laws of the Island of Guernsey (“IHCV2 GP”), Fort Limited, Elton Limited, and Fort Management Services Limited each a company incorporated under the laws of the Island of Guernsey, and Mr. Jos Ensink, each of whom is sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.

The principal business address of each Reporting Person is Bordage House, Le Bordage, St Peter Port, Guernsey, GY 11BU.

(d)	Title of Class of Securities:	Ordinary Shares

(e)	CUSIP Number:	M5425M 103

Item 3	Not applicable.

Item 4	Ownership.

See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which are incorporated herein.

IHCV 2 beneficially owns 4,667,754 Ordinary Shares.

IHCV2 GP is the general partner of IHCV 2. IHCV2 GP is controlled by its directors Fort Limited and Elton Limited. The controlling shareholder of Fort Limited and Elton Limited is Fort Management Services Limited. The controlling shareholder of Fort Management Services Limited is Mr. Jos Ensink. In such capacities, each of the foregoing Reporting Persons shares voting and dispositive power over, and may be deemed to beneficially own, 4,667,754 Ordinary Shares, but disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Page 8 of 11 Pages

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification .

Not applicable.

Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

ISRAEL HEALTHCARE VENTURES 2 L.P.
IHCV2 GENERAL PARTNER LIMITED
FORT LIMITED
ELTON LIMITED
FORT MANAGEMENT SERVICES LIMITED JOS ENSINK

BY: ISRAEL HEALTHCARE VENTURES 2 L.P.
By:	IHCV2 General Partner Limited

By:	/s/ P.M Whitford
Name: P.M. Whitford
Title: Director

For itself and on behalf of IHCV2 General Partner Limited, Fort Limited, Elton Limited Fort Management Services Limited and Jos. Ensink, pursuant to an agreement annexed as Exhibit 1 hereto.

Page 10 of 11 Pages

Exhibit(s) :

1 - Joint Filing Agreement

Page 11 of 11 Pages